RECEIVED
SEC MAIL PROCESSING SECTION
SEP 0 1 2006
WASH, D.C. 156

This Form CB contains 11 pages, including all exhibits.

5-81736

06046316

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

York-Benimaru Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

Seven & I Holdings Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo 102-8452, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Seven & I Holdings Co., Ltd.
Tadahiko Ujiie
8-8, Nibancho, Chiyoda-ku
Tokyo 102-8452, Japan
011-81-3-6238-3000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 1, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English Translation of the Matters concerning the Stock-for-Stock Exchange between Seven & I Holdings Co., Ltd. and York Benimaru Co., Ltd., dated September 1, 2006.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On April 11, 2006 Seven & I Holdings Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Seven & I Holdings Co., Ltd.

By: [signature]
Name: Noritoshi Murata
Title: President & COO
Date: September 1, 2006

EXHIBIT INDEX

Exhibit Number	Description
1	English Translation of the Matters concerning the Stock-for-Stock Exchange between Seven & I Holdings Co., Ltd. and York Benimaru Co., Ltd., dated September 1, 2006.

Exhibit 1

The proposed stock-for-stock exchange involves the issuance of the securities of a Japanese company in exchange for securities of a Japanese company. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

September 1, 2006

Matters concerning the Stock-for-Stock Exchange between Seven & I Holdings Co., Ltd. and York Benimaru Co., Ltd.

8-8, Nibancho, Chiyoda-ku,
Tokyo
Seven & I Holdings Co., Ltd.
Noritoshi Murata, President and C.O.O.

18-2, Asahi 2-chome, Koriyama-shi,
Fukushima
York Benimaru Co., Ltd.
Zenko Ohtaka, President and C.O.O.

Pursuant to the "Stock-for-Stock Exchange Agreement" ("Stock-for-Stock Exchange Agreement") entered into between Seven & I Holdings Co., Ltd. ("Seven & I") and York Benimaru Co., Ltd. ("York Benimaru") on April 11, 2006, Seven & I and York Benimaru entered into a stock-for-stock exchange ("Stock-for-Stock Exchange") on September 1, 2006 (effective date of the Stock-for-Stock Exchange) under which Seven & I became the wholly owning parent company and York Benimaru became the wholly-owned subsidiary.
Pursuant to paragraph 1 of Article 360 of the Commercial Code, and with respect to the aforementioned Stock-for-Stock Exchange, we hereby notify you of the following:

Note

1. Stock-for-Stock Exchange

(1) Seven & I approved the Stock-for-Stock Exchange Agreement at the board of directors meeting held on April 11, 2006. Pursuant to the provisions of paragraph 1 of Article 358 of the Commercial Code, Seven & I determined to effect the Stock-for-Stock Exchange without obtaining the approval of its general meeting of shareholders in connection with the Stock-for-Stock Exchange Agreement. And, pursuant to the provisions of paragraph 4 of Article 358 of the Commercial Code, Seven & I gave public notice of the stock-for-stock exchange in the *Nihon Keizai Shimbun* dated April 14, 2006. The number of shareholders (including beneficial shareholders, hereinafter the same) who notified Seven & I of their intention to contest the Stock-for-Stock Exchange pursuant to the provisions of paragraph 5 of Article 358 of the Commercial Code composed less than one-sixth of the voting rights held by the total number of shareholders of Seven & I.

(2) York Benimaru approved the Stock-for-Stock Exchange Agreement at the annual shareholders' meeting held on May 19, 2006.

2. Request for purchase of shares

(1) The number of Seven & I shareholders who requested the purchase of shares pursuant to the provisions of paragraph 5 of Article 358 of the Commercial Code and the relevant number of shares concerning such requests are as follows:

Number of shareholders who requested the purchase: Three (3)

Total number of shares subject to the requests for purchase:
Five thousand (5,000) shares

(2) There were no shareholders of York Benimaru who requested the purchase of shares pursuant to the provisions of paragraph 1 of Article 355 of the Commercial Code.

3. Public notice for the submission of share certificates, etc.

Pursuant to the provisions of Article 359 of the Commercial Code, York Benimaru gave public notice in the *Nihon Keizai Shimbun* dated July 24, 2006 to the shareholders of York Benimaru requesting that the shareholders submit their share certificates by August 31, 2006 and that their share certificates would become void as of the effective date of the Stock-for-Stock Exchange. Moreover, York Benimaru also directly notified the same to the shareholders that were entered or recorded on the York Benimaru shareholder register (including beneficial shareholder register; hereinafter the same) and the registered pledgees thereof as of the same date.

4. Amount of the existing net assets of York Benimaru as of the effective date of the Stock-for-Stock Exchange: (September 1, 2006) (provisional)

103,072 million yen

5. Number of shares of York Benimaru transferred to Seven & I as a result of the Stock-for-Stock Exchange:

   34,750,270 shares of common stock

6. Allocation of shares, etc.

   As a consequence of the Stock-for-Stock Exchange, Seven & I newly issued 30,580,237 shares of common stock of Seven & I and allocated those issued shares to the York Benimaru's shareholders, excluding Seven & I, who were entered or recorded in York Benimaru's final shareholder register as of August 31, 2006 (the day immediately preceding the stock for stock exchange on September 1, 2006), at the ratio of 0.88 Seven & I shares for every York Benimaru share held by each shareholder.

7. Stated capital and capital reserve (provisional)

   As a result of the Stock-for-Stock Exchange, Seven & I's stated capital did not increase. However, the capital reserve increased by 70,738 million yen.

8. Others

   With respect to paragraphs 4 and 7, since the values for the amount of net assets, and the capital reserve as of September 1, 2006 (effective date of the Stock-for-Stock Exchange) has not been confirmed, a provisional value obtained by deducting profit dividends and officers' bonuses paid after February 28, 2006 from the amount of net assets of York Benimaru as of February 28, 2006 is described in paragraph 4 and the calculated amount based on such provisional value is described in paragraph 7. An additional report will be prepared upon the confirmation of the values.

End